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VCX

The public ticker for private tech™

Investor Day is coming

08 05 : 30 : 15

Democratizing venture capital

Bending the arc of financial history back towards democracy

By Ben Miller, Fundrise CEO

About VCX

Overview

Portfolio

Top 10 holdings		
1	Anthropic	20.7%
2	Databricks	17.7%
3	OpenAI	9.9%
4	Anduril	6.9%
5	Ramp	5.1%
6	SpaceX	5.0%
7	Epic Games	3.5%
8	Flock Safety	3.0%
9	dbt (Fivetran)	2.8%
10	Vanta	1.9%

All VCX holdings

Performance

Fundrise Innovation Fund (VCX)

21.21% 13.43% 43.27% 84.44%

Hypothetical growth of $10,000

$10,000.00 $8,300.11 $225.92 $18,526.03



Insights

Taking the Innovation Fund public – Ep. 55 of Onward



Literature

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VCX-30Storyboard-CCO-NoNYSE


VCX
BY FUNDRISE

Open with animation of logo in center.





Transition to montage of vintage NYSE floor clips

VO: It was the stock market that started history's greatest wave of wealth creation.



Cut to car factory

VO: From factory workers in Detroit...



Cut to vintage farming clip

VO: to farmers in Omaha,






Cut to montage of vintage family videos

VO: anyone could own a piece of the great American companies.




Cut to series of innovation images, flipping at an increasing pace

VO: But today, our most innovative companies are staying private longer






Innovation images continue, flipping at an increasing pace



everyday Americans are missing out

Clips/Images of innovation increase to a rapid speed. They darken as text fades in to match VO.

VO: which means everyday Americans are missing out.


everyday Americans are missing out

everyday Americans are missing out

everyday Americans are missing out

everyday Americans are missing out

Innovation images flip rapidly as we slightly zoom in on text.


Until now

Quick cut to sun rising over planet with text to match VO

VO: Until now.


VCX
BY FUNDRISE
The public ticker for private tech
getvcx.com

End card

VO: Introducing VCX: the public ticker for private tech.

FUNDRISE

Bending the arc of finance back towards democracy

OUR VISION

Build a better financial system
by empowering the individual investor
with access to the best investments

A history of firsts

2012

First online real estate investment



Bloomberg

Live TV | Markets | Economics | Industries | Tech | Politics | Businessweek | Opinion | More

The Real Estate Deal That Could Change the Future of Everything

Two Washington, D.C., developers set out to democratize how commercial buildings are developed, and in the process they've invented an entirely new model of finance.

Fundrise

ABOUT FUNDRISE

A history of firsts

2012

First online real estate investment

2015

First eREIT, an online real estate investment trust


Investment Objective
To deliver consistent cash distributions, paid every quarter
The eREIT's primary objective is to provide investors with a low-volatility income stream of consistent, attractive cash distributions generated from commercial real estate investments. Cash distributions are expected to be paid every quarter.
Fundrise eREIT
Traditional Investments
Smaller Transactions
Better risk-adjusted returns, traditional investments too inefficient to participate
Investment Strategy
Use technology to capitalize on small market inefficiencies
eREIT uses technology to reduce the costs of operating a traditional real estate investment fund by up to 90%. This increase in efficiency allows us to focus on a greater number of smaller transactions, a segment of the market underserved by large institutional investors. By capitalizing on this market inefficiency, the eREIT is able to seek superior risk-adjusted returns for investors.

ABOUT FUNDRISE

A history of firsts

2012

First online real estate investment

2015

First intern

Reg A+ bui



FUNDRISE
Fundrise Innovation Fund
Building a portfolio of the next generation of great technology companies
INVEST NOW
Technology companies staying private longer
Average IPO (1990s)
Average IPO ('17-'21)
Individuals only able to participate after IPO
Venture capital consumes most of the upside pre-IPO
Age in years
This problem has been exacerbated by the reality that increasingly, more and more high-growth technology companies are choosing to stay private even longer. During the 90's and early 00's, companies like Amazon and Google went public relatively soon after being formed, while companies today are waiting on average 10 years longer. The result: individual investors confined to the public markets are missing out on a substantial portion of the returns generated by the next generation of industry leaders.
TARGET PORTFOLIO
A growth mindset

2021

Innovation Fund launch

Fundrise

RealAI

We have an unparalleled combination of:

Scale

- $3.2B equity AUM
- 20,000 residential units
- 2,000,000 customers

Experience

- Founded in 15 years ago (2012)
- 200 person team
- 100-person tech team (fintech platform, RealAI)
- 3 public investment companies
- Cleared 108 public offerings



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DRAFT / INTERNAL / CONFIDENTIAL

The Problem

Fewer and fewer companies are going public


U.S. Publicly Listed Companies
10,000
7,500
5,000
2,500
0
1990
2000
2010
2020

DRAFT / INTERNAL / CONFIDENTIAL

Source: World Bank

Being a public company sucks…

for the company.

Sentiment Driven


Kylie Jenner
@KylieJenner
sooo does anyone else not open Snapchat anymore? Or is it just me... ugh this is so sad.
4:50 PM · Feb 21, 2018
3.8K
57K
TIME
SUBSCRIBE
Kylie Jenner Tweeted About Snapchat. Then Its Stock Lost $1.3 Billion in Value

Source: https://time.com/5170990/kylie-jenner-snapchat-stock-value/

ENTERTAINMENT

Netflix shares crater 25% after company reports it lost subscribers for the first time in more than 10 years

The company's revenue increased nearly 10% to $7.87 billion, but fell short of analysts' expectations of $7.93 billion.

Net income during the quarter ended March 31 fell 6.4% to $1.6 billion, down from $1.7 billion the year prior. Excluding items, the company earned $3.53 per share, well above the $2.89 per share analysts had expected, according to a Refinitiv survey.

Overreacting

Customer base shrank by less than **0.1%** while revenue still grew

Lost **25%** of its value in a single day

Source: https://www.cnbc.com/2022/04/19/netflix-nflx-earnings-q1-2022.html

CNBC LIVESTREAM SIGN IN

TECH

Amazon shares fall 14% for worst day since 2006

PUB
UPD

Amazon said Thursday it projects revenue between $116 billion to $121 billion in the second quarter, trailing the $125.5 billion average analyst estimate, according to Refinitiv.

Short-termism

- Strong Q4 2025
  - >Net sales growing 14%
  - >AWS revenue up 24%

- $200 billion capex for 2026

Lost $200 billion in market cap in one day

Source: https://www.cnbc.com/2022/04/29/amazon-shares-sink-11percent-on-disappointing-guidance.html

Venture capital exploded

Venture capital has grown more than **4,000%** since the 90s, going from a cottage industry to core asset class



Total VC AUM ($bn)
$1,500
$1,000
$500
$0
2000
2005
2010
2015
2020
2025

DRAFT / INTERNAL / CONFIDENTIAL

Source: Pitchbook

IPO at year 3 (< 1% of peak market cap)



100%
75%
50%
25%
0%
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25 '26
+$2.2T
Since IPO

Source: Yahoo Finance, as of 2/10/26

Meta IPO at year 8 (5% of peak market cap)



100%
75%
50%
25%
0%
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
+$1.5T
Since IPO

Source: Yahoo Finance, as of 2/10/26

Uber IPO at year 10 (40% of peak market cap)


100%
75%
50%
25%
0%
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
+$78B
Since IPO

DRAFT / INTERNAL / CONFIDENTIAL

Source: Yahoo Finance, as of 2/10/26

airbnb IPO at year 12 (36% of peak market cap)


+$26B
Since IPO
100%
75%
50%
25%
0%
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25

DRAFT / INTERNAL / CONFIDENTIAL

Source: Yahoo Finance, as of 2/10/26

Still private at year 23 (IPO when?)


+$1.25T
Value creation to private markets
100%
75%
50%
25%
0%
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25

Source: Yahoo Finance, as of 2/10/26

The Problem

Public Investors

Private Companies

One Proposal


Public Investors
Private Companies

Another Proposal


Public Investors
Private Companies

How **private** markets work


Private Investors
(exclusive, high barrier)
VC Funds
Managed vehicles
Private Companies
Shares in the company

How public markets work


Public Investors
Anyone
Public Companies
Shares in the company


Public Investors
?
Private Companies


Public Investors
VCX
Private Companies

FUNDRISE INNOVATION FUND

VCX

The public ticker for private tech

DRAFT / INTERNAL / CONFIDENTIAL

VCX democratizes venture capital,
combining the best of
public and private markets

What is Public Venture Capital (PVC)?

	Private Venture Fund	Public Venture Fund
Invests in private tech	✓	✓
Professional management	✓	✓
Management strategy	Active	Passive
Daily liquid	✗	✓
SEC public reporting	✗	✓

The arc of financial history bends towards democracy


VCX
BY FUNDRISE
200M
150M
100M
50M
0
Fidelity INVESTMENTS
1946
Scaled distribution mututal fund
Vanguard
1976
Index funds
SPDR
1993
ETFs
Invesco QQQ
2000
ETF
platformization
2026
Public Venture Funds
7M
investors
17M
investors
25M
investors
47M
investors
79M
investors
135M
investors
173M
investors
193M
investors
1950
1960
1970
1980
1990
2000
2010
2020

Sources: NYSE share ownership census for pre-1971 (before the NASDAQ was founded). 1980 - 1989 estimates based on US population and Federal Reserve Survey of Consumer Finances. 2000 and onward estimates based on US population and Gallup poll results.

VCX is the first PVC

Public Venture Capital

THE SOLUTION

Public Venture Capital


AI
ANTHROPIC
OpenAI
SPACCX
ramp
ramp
databricks
PUBLIC VENTURE FUND
PUBLIC
MARKETS
PRIVATE
MARKETS

*Ben designed slide

AI makes democratizing ownership *existential*.

How will AI change the future?

Unequal Elite Ownership



Democratic Ownership



White-collar workers

1. Customer service
2. Marketing & content communications
3. Back-office operations + compliance
4. Paralegals / legal research
5. Sales (SDR/BDR)
6. Analysts (financial, research, strategy)
7. HR ops + recruiting
8. PMs and product managers
9. Software engineers
10. Accounting and corporate finance support

U.S. SIZE ESTIMATE

100 million workers

(60% of the workforce)

Source: Fundrise proprietary research, "The Coming AI Economy"

DATA CENTER BUILD-OUT

Millions of AI workers

	Estimated % of all US knowledge-work hours automated by AI	AI FTE equivalents (millions)
2026	3%	2M
2027	8%	5M
2028	17%	10M
2029	27%	15M
2030	35%	20M

Source: Fundrise proprietary research, “The Coming AI Economy”

AI has the greatest investment potential in history


$21.2tn
3.3x previous wave
20tn
15tn
10tn
$6.6tn
3.0x previous wave
5tn
$2.2tn
3.4x previous wave
$185bn
3.7x previous wave
$650bn
3.5x previous wave
0
PC
Internet
Mobile
Cloud
AI

DRAFT / INTERNAL / CONFIDENTIAL

Source: Fundrise proprietary research, Bloomberg

THE SOLUTION

Fundrise Innovation Fund (ticker: VCX)

A public venture fund that invests in top private technology companies


Public markets
VCX
Private markets

Current portfolio of top companies

ANTHROPIC
databricks
OpenAI
ANDURIL

SPACEX
EPIC GAMES
Flock Safety
dbt

ramp
Vanta
loyal
Canva

HIGH CONVICTION

Concentrated portfolio


94%

of NAV

	% of fund
Anthropic	20.7%
Databricks	17.7%
OpenAI	9.9%
Anduril	6.9%
Ramp	5.1%
SpaceX	5.0%
Epic Games	3.5%
Flock Safety	3.0%
dbt (Fivetran)	2.8%
Vanta	1.9%
Canva	1.8%
Loyal	1.5%
Cash/Liquid Assets [1]	14.1%
	93.8%

[1] Reflects cash and liquid assets net of accrued liabilities and fund debt. Source: As of 2/15/26

HIGH CONVICTION

Concentrated portfolio


94%

of NAV

~50% of the fund

Company	% of fund
Anthropic	20.7%
Databricks	17.7%
OpenAI	9.9%
Anduril	6.9%
Ramp	5.1%
SpaceX	5.0%
Epic Games	3.5%
Flock Safety	3.0%
dbt (Fivetran)	2.8%
Vanta	1.9%
Canva	1.8%
Loyal	1.5%
Cash/Liquid Assets [1]	14.1%
	93.8%

[1] Reflects cash and liquid assets net of accrued liabilities and fund debt. Source: As of 2/15/26

Historical performance

As of 1/31/26

	2026 YTD	1 Year	Since Inception (cumulative)
VCX	13.43%	63.27%	84.4%

Source: Fundrise fund administrator

The VCX portfolio

$542m
AUM

98k
Investors

7/22
Inception date


Portfolio Holdings
as of 2/15/26
ANTHROPIC
20.7%
databricks
17.7%
OpenAI
9.9%
ANDURIL
6.9%
ramp
5.1%
SPACEX
5.0%
EPIC GAMES
3.5%
Flock Safety
3.0%
dbt
2.8%
Vanta
1.9%
Other investments
6.2%
Cash and other liquid assets[1]
14.1%

[1] Reflects cash and liquid assets net of accrued liabilities and fund debt. Source: As of 2/15/26

AI companies are faster than companies in history… *and they are private*



Software vs AI Growth
2025E Growth
1000%
750%
500%
250%
0
17%
25%
251%
1081%
AI native companies are growing >**10x faster** than even the fastest public software companies
BVP Cloud Index – Median
BVP Cloud Index – Top Quartile
OpenAI
Anthropic

Source: Company press releases, news articles, Bessemer Ventures Cloud Index

PORTFOLIO FUNDAMENTALS

Much faster growth

Weighted average revenue growth

By constituent company / holding


250%
200%
150%
100%
50%
0
S&P 500
QQQ
VCX

Source: Bloomberg data, publicly reported sources, and portfolio companies.
Note: Reflects latest available growth data. We use run-rate revenue growth if total revenue growth isn't available

Contrasting investment fundamentals

Do highly liquid, public markets price growth efficiently?

2025 metrics	QQQ	VCX
Growth rate[1] Weighted-average	19%	~220% - ~240%
Revenue Multiple[1]	11.1x	22.1x
Price per Growth (P/G) Growth adjusted revenue multiple	72x	28x

10x the growth rate

½ the price for growth

Source: Company press releases, news articles, Bloomberg. [1] Reflects revenue or ARR on availability of data on a weighted average basis

FOR THE FINANCIAL ANALYSTS

VCX gives investors access to a very **different** kind of tech portfolio

Metrics		S&P 500	QQQ	VCX
2025E Revenue growth metrics[1]	Median	6%	10%	70%
	Average	8%	13%	158%
	Top decile	21%	30%	290%
	Position weighted	**14%**	**19%**	**~220% - ~240%**
Valuation metrics weighted average[1]	Revenue Multiple	8.5x	11.1x	22.1x
	Growth-Adjusted Revenue Multiple	69.1x	72.3x	27.5x
	Top 10 Concentration	**39%**	**48%**	**72%**

Source: 2025 Company press releases, news articles, Bloomberg. [1]Reflects revenue or ARR depending on availability of data

Q&A



COMMON MISCONCEPTION

How is a public venture capital (PVC) different from traditional closed end funds (CEFs)?

Closed-End Fund (CEF) vs. Public Venture Funds (PVC)

	Closed-End Funds	Public Venture Fund
Portfolio	Public stocks & bonds	Private companies
Number of funds	383	1
Most commonly owned assets	Microsoft Apple Amazon Alphabet NVIDIA Meta	SpaceX OpenAI Databricks Anthropic Anduril Ramp

THE BIG QUESTION

Should the top private companies trade at a premium or discount in the public markets?



What is Net Asset Value (NAV)?

Net Asset Value (NAV) is the value of all assets in the fund.

- Private company stock (e.g., Stripe, Databricks)
- Public company shares (e.g., ServiceTitan)
- Less any liabilities
- Cash, liquid debt and money markets

Example NAV Calculations

Private company investments	$300,000
Public company stock	$200,000
Cash and liquid alternatives	$100,000
NAV	$500,000

Top Private Holdings

	as of 2/15/26	% of fund
Databricks	112.4	20.7%
Anthropic	95.7	17.7%
OpenAI	53.5	9.9%
Anduril	37.6	6.9%
Ramp	27.7	5.1%
SpaceX	26.9	5.0%
Epic Games	19.2	3.5%
Flock Safety	16.2	3.0%
dbt (Fivetran)	15.0	2.8%
Vanta	10.1	1.9%
Canva	9.6	1.8%
Loyal	8.3	1.5%
Cash & liquid assets[1]	76.7	14.1%
	509	**93.8%**

[1] Reflects cash and liquid assets net of accrued liabilities and fund debt. Source: As of 2/15/26

Top Private Holdings

	as of 2/15/26	% of fund	Method of NAV*
Databricks	112.4	20.7%	Last round company valuation
Anthropic	95.7	17.7%	Last round company valuation
OpenAI	53.5	9.9%	Last round company valuation
Anduril	37.6	6.9%	Confirmed market activity"
Ramp	27.7	5.1%	Last round company valuation
SpaceX	26.9	5.0%	Last round company valuation
Epic Games	19.2	3.5%	DCF of anticipated round*
Flock Safety	16.2	3.0%	DCF of anticipated round*
dbt (Fivetran)	15.0	2.8%	Last round company valuation
Vanta	10.1	1.9%	Last round company valuation
Canva	9.6	1.8%	Last round company valuation
Loyal	8.3	1.5%	Last round company valuation
Cash & liquid assets[1]	76.7	14.1%	Liquid assets
	509	**93.8%**	

[1] Reflects cash and liquid assets net of accrued liabilities and fund debt. Source: As of 2/15/26

Should Public Venture Funds (PVCs) trade above NAV?

Arguments for a premium:

1. **Liquidity Premium:** Private market prices, public market liquidity
2. **Scarcity Premium:** Shares in top private company are difficult to attain.
3. **Efficiency Premium:** Investing in private companies is intensive, requiring multi-million dollar checks, +60-90 days to close, and company approval to buy shares.
4. **Lower Cost:** Investors pay private VCs about +20% of profits (i.e., carried interest). Investors in public VCs pay no carried interest.

Should Public Venture Funds (PVCs) trade above NAV?

Arguments for a discount:

1. **The "Is AI a Bubble?" risk:** Expectations for AI could become hugely negative.
2. **Private market failure:** VC rounds could misprice private companies
3. **Uncertain NAV:** Markets may distrust the NAV of the assets.
4. **Mismanagement:** Fund manager could buy and sell the wrong companies.

FUNDRISE INNOVATION FUND

VCX

The public ticker for private tech

IPO Roadshow: VCX is the public ticker for private tech

The number of public companies has been cut in half over the past 25 years. The best private companies are staying private longer than ever. As a result, ordinary investors have been locked out of the biggest wealth-creation opportunities of this generation. With AI threatening to drive wealth inequality to new levels, Ben calls this a fairness problem as much as a financial one.

His answer: take the Fundrise Innovation Fund public under the ticker VCX, creating the first publicly traded venture capital fund and a new category Ben calls the PVC (Public Venture Capital fund).

In this episode, Ben and co-host Cardiff Garcia (Economic Innovation Group, New Bazaar podcast) examine the history of financial innovations, what VCX is, and what it means for the everyday American investor who's been locked out of private markets.

For a deeper dive into these insights and more, listen to the full episode of the Onward podcast. You can learn more about VCX at https://www.getvcx.com.

Questions or feedback? Drop us a note at Onward@Fundrise.com.

Onward is hosted by Ben Miller, co-founder and CEO of Fundrise, with co-host Cardiff Garcia.

About Fundrise

With over 2 million users, Fundrise is America's largest direct-to-investor alternative asset investment platform. Since 2012, our mission has been to build a better financial system by empowering the individual. We make it easier and more efficient than ever for anyone to invest in institutional-quality private alternative assets — all at the touch of a button.

More Info & Disclaimers

Investing in the Innovation Fund (the “Fund”) is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.

Investors should consider the Fund’s investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.

The Fund’s portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund’s investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund’s investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

Cardiff (00:00:00):

Welcome to Onward the Fundrise podcast. We are recording this on Wednesday, February 11th, 2026. And before we start today's show, an evergreen reminder that this podcast is not investment advice. It's for informational and entertainment purposes only. And now let's just get right on what the show, this is the going public, so you can stay private episode. I'm Cardiff Garcia of the Economic Innovation Group, joined as always by co-host Ben Miller, CEO of Fundrise. Ben, you have a very exciting announcement for the audience today, I think.

Ben (00:00:33):

Yeah, I'm so excited to be here with you, Cardiff. This is all new for you too. But we are taking our Innovation Fund public on the New York Stock Exchange, and we're going to do that in a whole new way in lots of ways. So we're going to do it on a podcast. We're going to do it in a direct listing. And so all these new things are going to be wild for us. And so I'm excited to walk through it with you.

Cardiff (00:00:59):

You have a lot prepared. As usual, you like to keep me in suspense in the same way that the audience is also in suspense about what's going to happen. But first, let's unpack the announcement you just made. So Fundrise has an Innovation Fund. Why don't you just give people a quick reminder of what it is and why it's such a big deal that it's about to go public.

Ben (00:01:18):

Yeah, we're doing something essentially maybe no one's ever done, and that makes it exciting and a little scary. And so I have this presentation I was going to walk you through. It's all about democratizing markets and so let's do it. Let's, let's

Cardiff (00:01:36):

Go right into it. Okay. Yeah. And I want to be clear, I have not seen what's in here behind the scenes. Before we started recording, you were like, don't look, look while we were setting it all up. So I'm going to be as impressed by this as the audience is because I haven't seen it. Let's get right into it. All right. Why don't you start the slideshow?

Ben (00:01:52):

Yeah. Okay. Well, so the whole idea here is that we are trying to bend the arc of finance back towards democracy. There's been, as we are growing inequality in America, the markets have become more and more exclusive. And so our mission has been for over a decade to do that. So that's what this presentation is all about. So, okay, next slide here. So Fundrise was started about 15 years ago, and the whole mission was to build a better financial system for the individual investor and get them access to the best investments. That's our goal.

Cardiff (00:02:32):

And specifically because investors were shut out of a lot of markets, unless you are a very high net worth individual or you're an institution, the typical investor did not have access to private markets in particular, which is Fundrise's bread and butter.

Ben (00:02:46):

Right. Okay. So we started, next slide. So we started in 2012, and that was a different era really at this point. And at the time, no one had ever taken private markets onto the internet and democratized investing into real estate. We went to the SEC, the Securities and Exchange Commission, back in 2011 and said, we want to do this. We spent probably a year or two making it happen. And we were the first to ever take a real estate property and let anybody invest in it at a hundred dollars a share. And we had this great article written by this reporter that was our launch article. We were around, we were doing it for about six months. Nobody paid attention. And then Emily Badger wrote this article called The Real Estate Deal that could Change the Future of Everything. And it got thousands of retweets and all of a sudden it became electric and that was our launch. And so the point is that this thing we've been trying to do, we've been doing for a long time, and to do this, we've always had to do things that were new, that were the first ever pioneers, get the errors. So we've gotten our share of errors here, especially

Cardiff (00:04:03):

If at the time you're competing with the longstanding real estate private equity industry. But for people to invest in those funds for decades, you had to be able to invest hundreds of thousands or millions of dollars. Now you're saying this was available to people for as little as a hundred dollars a pop, right?

Ben (00:04:19):

Yeah.

Cardiff (00:04:20):

Launched in 2012. Alright,

Ben (00:04:21):

2012. Okay. And then next slide. In 2015, we were the first to create the sort of fund structure where we brought, we call it an eREIT, but it was a private fund, private equity fund that we then made available to anybody in the country. I think over time we lowered the minimum to $10 a share. And that was just another first, it was the first filing under Regulation A. And there were a lot of things we had to do when we did these things. There's so many small things we had to invent. How do you check out for a share of real estate when you're buying something online? Like Amazon, you can buy shoes, but how do you buy a share of real property?

Cardiff (00:05:06):

Like the basic logistics of how to set it up.

Ben (00:05:08):

Yeah, logistics was all new and mean. Just the actual, what does somebody do when they're going through checkout? What are they actually expecting? So anyways, we have done a lot of things over the years that were like a new thing. Sorry, in 2021, next slide. We created the first public non-traded venture fund. So the first non-traded public venture fund, we went to the SEC again and we said, you can invest in real estate and anyone can do it. It's online, it's low cost, it's very efficient. Why can't you invest in private tech companies? Why can't you invest in venture capital? And so we went to the SEC, it took us a year or two to get through the process with them, and we were the first to file this concept of democratizing venture capital.

(00:06:07):

Cleared that, that's 2021. And that has been surprisingly successful. Well, we filed in ‘21 and we cleared in 2022. And so now we're going the next first, if you go to the next slide, all of the work we have done take us to this moment where we've really built a company that has got scale. We have more than 3 billion of equity under management. We have millions of customers. We have in real estate we've scaled to tens of thousands of residential units. We've been around for a decade and a half. The team's 200 people. We have a hundred tech professionals, engineers, software engineers. So we really know a lot about tech, private markets, investing. And then probably the most painful learning is like how do you work with the regulator to basically do this, right? So we have three public investment companies. We've cleared 108 public offerings with SEC, we've literally gone through 108 separate review and get cleared an offering with SEC, which is like, that's just, it's a lot.

Cardiff (00:07:30):

I can see it in your face. So I do have one reaction to all that. And I have a feeling that especially people who are relatively new to Fundrise and to what you do, are going to have this question as well, which is, you've been doing real estate for a long time. Your background was in real estate even before you started Fundrise. What was it that earlier this decade convinced you it was a good idea to also get into tech? What was the vision there initially?

Ben (00:07:56):

Yeah, I think we essentially succeeded in democratizing real estate investing. It became actually so normal that people don't even know that we invented it. That's how, you know, succeeded when it's just become,

Cardiff (00:08:09):

When you're forgotten,

Ben (00:08:10):

When you're forgotten. And it's just becomes something that people assume has always existed. And so we were thinking about what's another thing we could do that our investors would be excited about that we know about? And our team, we have a FinTech platform with payment processing and APIs and we've built with AI, we built a whole real estate AI product called RealAI. We have just a longstanding amount of experience building software. And I've actually been investing in tech going back to actually the late nineties. So I've basically been around the block as an investor, as a builder, and when we saw what was happening in the technology industry, we really saw a need. So we started thinking about, well, what could be the next thing? And that's really how we came upon this. And I want to walk through essentially the problem we were trying to solve. But that's like, I think we have more technology experience than most venture people, and we definitely have some investment experience too.

Cardiff (00:09:19):

One part of the story that I think is especially compelling, I have a feeling you're going to get to this in some of the slides coming, is that Fundrise was itself using a lot of new technologies. And that is part of the reason you were persuaded to get into this space was that you had direct experience with these technologies and with trying to capture the technologies that were emerging at the time earlier this decade, maybe at the end of the last decade, this wasn't just a, oh, it would be fun to pivot into tech, but we don't know anything about it. Let's give it a shot. This was because of the direct experience that

Fundrise had in implementing these new technologies. And then it led to, it was a more organic process than just, oh, let's try tech, because what the hell?

Ben (00:10:06):

And also, we've raised venture rounds, so we've, I mean, I've been doing this for a long time. Okay, so let me just get to the next slide, the next slide here, which is like, what's the problem here? Why are we doing this? Actually not, it's not been easy. And what we're talking about doing is sort of the next mountain to climb. And so let's go talk about the problem for a minute and then I think it'll explain why we're doing this. Okay, so slide eight is about how the way technology companies are funded and owned has changed a lot over the last 15 years since we started Fundrise. So fewer and fewer companies are going public. And if you look at this slide, you see that there were way more public companies. There were something like seven, eight thousand 25 years ago, and now there's only 4,000. So companies are not going public. They used to, there's less public companies and there's a reason why that is. But it's been a big shift to who gets to invest in, who gets to own the next great thing in technology.

Cardiff (00:11:12):

The reason, by the way, is that so many private companies can stay private for a lot longer. Maybe it's because of some consolidation as well, companies buying each other or something. But a big part of the reason is simply that companies don't go public as much because they don't have to anymore.

Ben (00:11:30):

Right. Okay. I think there's two main reasons. So if you go to the next slide, I think the first reason is that being public company is not fun for the company. You're constantly, there's this, if you don't have to go public and you can stay private and you can access capital in the private markets, public markets have a lot of negatives. And so if I go to the next slide, this, I have a couple examples. So I dunno if you know this tweet where Kylie Jenner talked about how she doesn't use Snapchat anymore.

Cardiff (00:11:58):

No, I didn't see that. That's too bad.

Ben (00:12:00):

So she tweets that she doesn't use Snapchat anymore, and Snapchat's value falls 1.3 billion.

Cardiff (00:12:07):

Snapchat's probably wishing Kylie Jenner could have just taken the don't say anything option. If you're not going to use it, don't use it, but you don't have to tell everybody, right?

Ben (00:12:15):

Yeah. I mean, the point of this is that there's a lot of sentiment, and the sentiment can move the price a lot in a very short amount of time. So everybody knows this, but the public markets are super sentiment sensitive, so sentiment, and it can change in a day. It can be really positive, it can be negative. We've been seeing this with AI, and so it's very sentiment driven, which is not fun if you're the company, if you're the executives and you're managing all the sentiment driven decision making rather than fundamentals. Okay. Another great example, next slide. I don't know if you know this one where Netflix, they actually had, I think their customers shrank by 0.1% and they lost 25% of their market value in a day.

Cardiff (00:12:58):

Because it's driven by expectations. People thought they would keep growing. The fact that they had stopped growing momentarily, at least meant that your stock price collapses that day.

Ben (00:13:08):

And the reality is Netflix got back to growth. But if you're a public company and you're going to get hammered for one day, one metric, a short term reporting issue, that's just painful. So painful. If you're trying to build a great company, all of a sudden you have 25% of your market cap wiped out by missing something by basically a fraction of a percent. That's not very fun for the company again. And so here another example, I did one last one, which is like, this happened, I think it was like a week or two ago, but Amazon had really strong sales. Basically their sales were up 14% in Q4 2025. Their revenue was up 24% for AWS. They said they're going to invest a lot in AI, they're going to invest in the future, they're going to grow their business, invest $200 billion, and their stock falls $200 billion in a day. That is just like, wow. If you're trying to build a big company and you're trying to innovate and you're trying to invest, and this public markets are punishing you for it, without really knowing that much about how, I mean, you think Amazon's closer to the right decision, it makes companies not want to go public.

Cardiff (00:14:27):

Sure, yeah. I will say that for the system overall, it's a healthy thing that public markets react to information. It enforces transparency. It can enforce a certain amount of discipline, but there are trade-offs, right? And I get it that from the standpoint of somebody running a company, it's nerve wracking, but people are going to see this Ben and be like, nobody should ever go public, ever. And think you're about to pivot into else into a different lesson, but I get what you're saying.

Ben (00:14:56):

Yeah, I don't know. There's definitely benefits to public markets. Well, I don't want to get too far down the rabbit hole, debating how good the public markets are at driving the right decision.

Cardiff (00:15:04):

Future onward episode.

Ben (00:15:05):

Yeah, I would argue a lot of the great executives ignore the public markets. Nvidia is famous for getting hammered. If you go back to when they started investing in AI, which was like 2009, 10, 11, 12, their stock was hammered. Public markets hated their investment in AI, and it was overnight when markets realize they're wrong. And so yeah, I feel like actually only the greatest executives can weather and ignore when the market is wrong. A lot of times, actually, we don't have to get into it. Okay. Anyways, okay, moving on. Next slide. Okay. As you said this, so private markets have grown like crazy. So the size of venture capital markets, when I started to venture, I worked for a venture capital investor in 1997 when I was in college. And the size of the venture market was in the single digit billions, maybe 10, 20 billion, tiny, tiny, tiny sector. And now it's 1.4 trillion. It's grown like crazy, and this is it. So if you can raise your scaled dollars in the private markets and not get punished with all this sort of volatility and public market activism and all the

Cardiff (00:16:26):

Regulation

Ben (00:16:27):

You submit to nonsense, all the stuff that makes it more difficult to run your business, you don't need to. You're not going to. And you don't.

Cardiff (00:16:37):

And you don't. And they haven't.

Ben (00:16:38):

And they haven't. Yeah. And I was thinking about another, I dunno if you saw last year, the public markets I think raised something like, it might've been like 25 or 50 billion dollars in fundraising for tech companies. And the private markets raised 400 billion. So the private markets raised 10 to 20 times more than the public markets for tech, for AI and all these cutting edge companies. And so at this point in some dimensions, private markets are bigger than the public markets. That's wild. That's such a change to the world. And this happened, if you look at this graph, you look at the data, I mean, this happened in the last 15 years, very recent.

Cardiff (00:17:25):

It's an incredible graph. And it's something that almost by definition, people don't realize because it's in the private markets.

Cardiff (00:17:33):

Know what I mean? If you read the newspapers all the time or you're in this space, and of course you're aware that this has happened, but I think just the average person who just wants somewhere to put their savings or their retirement money or whatever, they're not aware of this because it's something that you don't see. It's not on the stock market. It’s happening in the private market. So they're just not aware that yeah, it's private. This whole separate thing exists,

Ben (00:17:54):

Right? It's away from the public tension. So at least go next slide here. So I have a couple of examples of the downstream consequences. These are fun. So Amazon went public after being in business for three years. They were a three-year-old company. They went public and they created 2.2 trillion dollars of market value for the public investor over their history. That was back in 1997, 1998, if you next slide Meta goes public eight years into his sister. It's an 8-year-old company. At the time, it seemed like, oh, Meta’s going public a little late, and it creates 1.4 trillion dollars in the public markets for the ordinary or their everyday investor.

(00:18:43):

So this sort of, but you're seeing the pattern. If you go the next slide, Uber goes public 10 years into its history and half of the value was captured in the private market and half was captured in the public market. And then you go to the next slide, Airbnb. Airbnb goes public 12 years into its history, and actually it's down since it went public. So all of the upside so far is captured in the private markets. And then last, and this is coming up, SpaceX, SpaceX is saying they're going to go public at 1.25 trillion dollar valuation. And at that point, 23 years into the history of the business. So they're going public, staying private longer as you say, they're going public later. And all of the value so far has been captured in the private markets trillions. So we're talking about trillions. And so that's the downstream consequences of the stuff we're talking about, which is that more and more value is being captured by the private markets where it's high net worth investors, institutions, it's exclusive, it's insiders. It's not my 401k, it's not normal. The normal everyday investor who have had a great return, their 401k has been doing great. It's been one of sort of the best things in the US economy over the last few years is that okay, the job market's not so great, but my 401k is doing terrific.

Cardiff (00:20:14):

Yeah, it's a good point. It's not that these companies necessarily stay private forever, although some might try for all I know, it's that the later that they go public, the less the ability of the average investor, the average public markets investor, to capture some of the enormous growth that these companies can show. And so as you just showed here, who knows what SpaceX will do if it ever goes public, but for these other companies, just a smaller and smaller share of the growth is being captured in the public markets. It's not for every, but those are some pretty salient examples there.

Ben (00:20:49):

Yeah. Right, right. Okay, so let's talk about, let's go to the problem. So they have this problem. So you have public investors and you have private companies, and there's this wall, it's a combination, a regulatory wall. Private markets are not regulated like public markets. There's all these reasons why there's barrier between these two worlds and there's a problem. And so people have been trying to solve this problem different ways. So one way, if you look at the next slide is make the private companies go public. There's been a lot of people, you see a lot of people in the who are journalists say, bemoan that we should force these companies to go public. They shouldn't be allowed to stay private. That's not a great solution. I

Cardiff (00:21:33):

Don't know how that would work exactly. You know what I mean? Who's doing the forcing in that case?

Ben (00:21:38):

Yeah, I mean, I think it is more complaining.

Cardiff (00:21:43):

Okay, well,

Ben (00:21:44):

It seems like, but anyways, a lot of people say

Cardiff (00:21:46):

Not very practical.

Ben (00:21:46):

You see, I mean, I know lots of journalists they say, they sell me like, oh, why don't they go public? Because they know this problem exists and there's a general sentiment of why can't we get these companies to go public? And there've been some work by Commissioner Atkins about SEC,

Commissioner Atkins, about trying to make public markets a little friendlier to private companies. But generally, the essence of the idea is try to get these private companies public.

Cardiff (00:22:16):

I would say this by the way, as somebody who once was a journalist for many years, you can apply that kind of complaint maybe to one or two companies if you want. But when you look at how many companies and you look at the sheer scale of the trend, it means there's something systemic going on here. You can't just say, Ugh, these companies in their stupid CEOs or whatever. That doesn't really make sense when it's so many companies and when this has become almost a default choice, which is to stay private a lot longer.

Ben (00:22:47):

Right? So then another proposal, the next slide is the opposite. Well, can we lower the barriers and let the public become investors in private companies? And so the SEC has proposed different ideas around changing the accreditation standards so that you can be able to invest in a company without being accredited or you can take a test. There's lots of different ideas of how do you get public investors into the private companies? And that proposal doesn't really work for lots of reasons, which I'll get into, but a few of them is that, so a private company under the regulations can't have more than 2000 investors. If you're a private company, if you're SpaceX or Stripe, you're limited to 2000 investors on your cap table. And if you have more than 2000 investors, you have to register as a public company. So even if you could get lots of people becoming accredited and accessing these companies, the companies don't want it. So that proposal falls down for a bunch of reasons. Just one other sort of important one, because the people don't appreciate how the private markets work, is that to invest in these companies, you typically need the board of directors to approve if Cardiff is going to buy a thousand dollars of Stripe, the executives of the company and the board of directors has to approve that. So this idea doesn't actually make any sense in practice.

Cardiff (00:24:29):

This has also traditionally been a debate between how much to democratize markets versus watching out for the safety of smaller investors. So smaller investors investing in these private companies where there's maybe not as much transparency as there is in public markets. Like, okay, you don't want smaller investors to lose all their savings in these companies that they didn't really understand. And so you end up trading off a little bit of democratization of markets in exchange for more safety for those investors. But of course, it also leads to the imbalance between who gets to invest in these fast-growing companies. That has been, I think the traditional tension there, right?

Ben (00:25:09):

Yeah. And I think that's right. I mean, I think that the regulator has to own the investor protections and there are real risks and there's real harm. And so I don't think, I'm not saying that they should be able to have Wild West. I think these challenges, these systemic issues you're raising, they're hard problems to solve. I mean, this is the reality. So let me just go to the next slide. I feel like one of the things that people don't know, as you said that private markets happen away from the public, is that how do private markets actually work? And so if you are a high net worth investor, if you're really, well, maybe you're worth $10 million or a hundred million dollars, you are still not investing directly in these private companies. Even the largest pension funds generally invest through a VC fund, and the private companies have VC funds on their cap table. The investors in the private companies are generally a venture capital fund who has raised money from pension funds and endowments and super high net worth investors. But the idea that the companies actually are directly held by individuals in the private markets is really unusual. And so that's something I think people don't realize that you're trying to make the private markets look like the public markets without appreciating the private markets work a certain way for a certain reason,

Cardiff (00:26:40):

And there's a lot of path dependency there. It's been that way for decades.

Ben (00:26:43):

And there's good reason for the way it works today. As you said, the systemic issues come out of a lot of reasons, not just regulatory. So if we go to the next slide. So we have the public markets remind people where public investors invest in public companies, and a public company may have a million investors in it, and a private company will only have 2000 or maybe even a hundred. Think about it. If you're a trillion dollar company, maybe SpaceX, and you only have 2000 seats at the max, each investor investing,

Cardiff (00:27:23):

That's a Big number.

Ben (00:27:24):

It's a big number. Minimum.

Cardiff (00:27:25):

Yeah.

Ben (00:27:26):

So the idea that the public needs to be investing directly in these companies, it doesn't really hold up to how the markets work and how the companies want to interact with their investors. They don't want to have a huge IR team dealing with thousands of people asking them questions. They want to know their investors. They want their investors to help them.

Cardiff (00:27:49):

And those investors, each, as you said, just in sheer mathematical terms, are putting a lot of money into it. The average amount is huge just by the sheer size of the company and its valuation.

Ben (00:28:00):

I mean, the company has to approve it. They don't want to go approve some small number. They want to approve millions, tens of millions, hundreds of millions.

(00:28:10):

Okay, so next slide. So we have this question which is like, okay, what do you do? We have a problem. Everybody recognizes the problem in the capital markets. People have been trying different things. And so we have this idea that we are going to bring to the market, bring to the world. And that idea, which is next slide is VCX. So VCX is this concept of taking the Innovation Fund public under the ticker, the public ticker VCX. So lots of companies have a stock ticker. So the Innovation Fund stock ticker will be venture capital X, right? VCX.

Cardiff (00:28:50):

Can I just say the reveal was too quick? The reveal was not theatrical enough. We needed to pivot to the camera, look and show that this is the ticker, then this is the solution to the problem. You've just spent some time laying out. So there it is, folks.

Ben (00:29:08):

And I want to explain why this makes sense for so many reasons. So if you look at that, the private markets work by having a venture capital fund invest in their company. That's how private markets work. The public markets need transparency, they need regulatory oversight, they need liquidity, they need all these things. And so democratize the bridge, democratize the venture fund, and that's the big idea. That's the big innovation. And so I want to walk through that idea of how it works and why it's such a good idea. And so if you look at the next slide. Yeah, the next slide is actually meant to be the big reveal.

Cardiff (00:29:49):

This was the big reveal right here, right? The front ran it.

Ben (00:29:51):

Okay. Yeah. This is not my day job as a public speaker.

Cardiff (00:29:56):

That's, this was dramatic enough.

Ben (00:29:58):

Yes, there it is. The public ticker for private tech. Very nice. We are trying to create a new category, and I want to walk through this idea of the category creation and the idea is to have a public ticker like an ETF for a portfolio of the best private tech companies.

Cardiff (00:30:14):

Good alliteration in the name, by the way. Public ticker private tech.

Ben (00:30:17):

Thank you. Thank you. I like it. Clever. I may have come up with that one. Okay, next slide. So we think that this concept of VCX combines the best of what works in public markets and private markets. So it democratizes venture capital and you end up with the best of both worlds. So lemme just see if I can persuade you that we can have kind of a win-win here.

Cardiff (00:30:43):

Alright, let's do it.

Ben (00:30:44):

The

Cardiff (00:30:44):

Next slide is the one that's going to do it, I think,

Ben (00:30:46):

Right? That's the hope.

Cardiff (00:30:48):

Alright, let's see.

Ben (00:30:49):

So, okay, we're trying to create a new category in finance called a public venture capital fund, A PVC, PVCs, like ETFs. We're going to create PVCs. You heard it here first. Someday somebody will forget that I created PVC.

Cardiff (00:31:05):

You coined PVC.

Ben (00:31:06):

I just coined the concept.

Cardiff (00:31:08):

Nobody. Nobody's done this before, right? Okay.

Ben (00:31:10):

No,

Cardiff (00:31:10):

Here it is. This is the moment it happened, folks. February 11th.

Ben (00:31:14):

Hopefully someday someone will have no idea.

Cardiff (00:31:17):

Well forget that you

Ben (00:31:19):

Pointed the first place that will

Cardiff (00:31:19):

Represent success.

Ben (00:31:20):

It's like index funds and ETFs. Nobody has any idea.

Cardiff (00:31:24):

People know who John Bogle is still.

Cardiff (00:31:28):

Okay. So who Knows?

Ben (00:31:29):

It's an aspiration for me.

Cardiff (00:31:31):

All right, take me through this slide. What does it show?

Ben (00:31:33):

Yeah. Okay. What is a public venture fund like VCX and what is a private venture fund and how are they different?

Speaker 3 (00:31:40):

Okay,

Ben (00:31:40):

So both private and public venture funds invest in private tech companies. Okay. Check. Both are professionally managed, right? Both have relationships with founders are buying and selling and managing the investments to make sure hopefully you have good outcomes. But then there's a big divergence between I think what a public venture capital fund would be, a PVC and a private venture fund. And the divergence is that a private venture fund wants to be on the board, wants to be maybe active, I would say micromanaging at times.

Cardiff (00:32:16):

Intrusive is the word you might be looking for there.

Ben (00:32:19):

I have a board, I built a company. We can debate how much value there is in that, but definitely is not what a public venture capital fund's supposed to be doing in my opinion, and the way the regulations work. And so there's this big split between an active and passive management. So the PVC ultimately wants to be more like an ETF for private tech companies. That's a big difference. The other big difference, and probably the biggest difference is that a private venture fund is illiquid. When you invest in a private venture fund, people may not know this, but you usually are put your money in, it's a blind pool, you don't know what you're going to get, and you're invested in it for seven to 10 years, even sometimes 12 years. So it is this long illiquid lockup and public venture fund would be daily liquid. So there's a huge, huge unlock for capital markets.

Cardiff (00:33:21):

Yeah. Lot of follow-up questions. So I actually don't know if we should keep going and through it and then I'll save the questions for the end. It's possible that you're about to hit some of the,

Ben (00:33:33):

Well, maybe not. Let me make one more point, please. And lastly is that, go for it. A lot of the questions about democratizing private markets is about investor protections, about transparency, about oversight. And so public venture funds, a public venture capital fund would have SEC reporting. A lot of SEC requires around governance. There's a lot of compliance. And a private venture fund is private, essentially it's a free market vehicle. And so there's very little, if not zero regulatory oversight. So there's a big difference between these two kinds of models and I think that they're symbiotic. And so we're trying to create this new structure called, I'm trying to call it PVCs.

Cardiff (00:34:23):

Alright. So I guess my first question is just you have the Innovation Fund right now. Is the idea in its most basic terms just that you're going to convert the shareholders who are there now, or I guess I should say the investors who are in the Innovation Fund now into public shareholders of the new fund? Is that how this is going to work? They're going to have the ability to sell their shares, presumably? Are you raising new capital? What is the transition look like?

Ben (00:34:50):

Yeah, I mean it's a lot when a private company goes public. So if you invested in a private company and the company went public, usually there's six month lockup and then your shares are liquid, you can hold them, you can sell them. And so what happens is if you've invested in SpaceX 23 years ago, you probably would've held them, which would've been a good idea. And if it goes public, then they're liquid, you can trade them. So when we take the Innovation Fund public, if and when, if you were a shareholder in the Innovation Fund and you had a thousand shares, and then we list, you'll still own a thousand shares except for now they'll be liquid. You'll get them moved into your brokerage account. So if you have shares today on Fundrise, you would move those to Schwab or Fidelity. And then after the six month lockup, you can trade them the way you trade any stock on the public exchanges.

Cardiff (00:35:51):

Traditionally, when a company goes public in kind of an old school IPO, they also issue new shares raising new capital. I don't think this is a traditional IPO, right? This is something a little different. So are you going to issue new shares and raise new capital or is this going to be a situation where the shares available to be bought by the public are going to be the shares of the existing shareholders?

Ben (00:36:17):

Yeah, we looked at both options. So there's two ways you can do it. You can do an IPO where you raise money from, usually institutional investors. They come in, you sell eight to 15% of the company to these new investors, and those are the shares that trade. And frequently the shares pop because the investment bankers running the process will want to reward those institutional investors who came in to facilitate the public offering. The other way you can do it, and some companies have done this, is direct listing. So Spotify did this, Coinbase, I think Palantir might've. And so they don't raise any money from the public markets, they just go public and then their existing shareholders can sell their shares. And so there's two different approaches. We went down the path of not doing an IPO, I looked at both, and I can tell you a little bit about both. There's an interesting experience, and we chose not to raise money for institutions essentially. Like I'm a bit anti-institutional.

Cardiff (00:37:24):

I can tell, yeah,

Ben (00:37:25):

The whole point of this is to reward the individual investor, not reward these institutions that come in last minute. So we chose to do a direct listing.

Cardiff (00:37:33):

Okay, great. My other question, and this I have a feeling you are about to get to it, but let me just prompt you anyways, is more about the concept of what you're doing. So these shares are going to be public, and as you said earlier, obviously individual share prices can fluctuate wildly. So if once it's public, these shares also fluctuate a bit. What does that mean, if anything, for the underlying portfolio companies?

Ben (00:38:01):

Yeah, that's actually the most frequent question. I actually have that at the q and a at the end.

Cardiff (00:38:05):

Oh, great.

Ben (00:38:06):

But yeah, the question is, okay, if you are invested into the top tech companies and you're invested through a venture fund and the venture fund, you're probably paying, typically you're paying a venture fund at a normal fee structure is 2% annual asset management fee, plus 20 to 30% of the profits. That's the normal fee structure. You pay a private venture fund and also you're locked up for seven to 10 years. Our public venture capital fund or VCX, there's no carried interest. There's no 20 to 30% of the profits given to the manager. There's just a flat asset management fee of about 2%. We'll see, we'll see exactly where. But approximately 2% could be 2.5%, 1.85%, but the fee structure is much, much lower than private venture funds because you don't have that carried interest. So that's one of the biggest differences. The cost structure is so much lower in the public markets. But anyways, so the question is, if you hold a portfolio of private tech companies that were valued in the private markets and all of a sudden now it's liquid and you can trade it and there's a lot more transparency, where should it price? Where should it trade? And I'm going to get to later. I think it's a really, really good question and nobody knows the answer to.

Cardiff (00:39:32):

Yeah, interesting. Yeah, and I'll have a few more as we go along, but let's plow ahead. This is exciting.

Ben (00:39:37):

Yeah, I feel like now that we're doing this presentation, I might have moved this slide earlier. The next slide is about this history of innovation finance

(00:39:49):

Trying to create this PVC concept. And it's actually everything we've taken for granted is actually something someone invented. And so if you go back to the mutual fund, which everybody knows the mutual funds you've taken for granted how people invest, a lot of their savings. The first really scaled mutual fund was invented by Fidelity in 1946 when the public markets were tiny. Vanguard Bogle invents the index fund in 1976. And then you have this sort of the invention of the ETF, which is like spider, which was State Street, and everybody knows Spider probably at this point. SPDR, Invesco invents QQQ. Another one is

Cardiff (00:40:37):

Actually, and now there's zillions of these things.

Ben (00:40:39):

IShares was also invented about the same time, QQQ. And so the point of them is that they're a innovation to make a investment more basically simplify, lower cost, all these things that have happened in the past, they are combination of regulatory and sort of business practice innovation, but they end up making it easier and more democratic for people to invest. And so VCX is very, very, very consistent with that, taking something that's very common and reinventing how it works. And I mean the size of the public markets to a number of investors has grown enormously as a result of these financial innovations. Great.

Ben (00:41:30):

Right. Okay. What's next? Okay, well this is what I was talking about, the first PVC. We can probably keep going.

Cardiff (00:41:37):

Nice visuals though.

Ben (00:41:38):

Yeah, this lemme just do this. If you look at the next slide. So this is a design I made that my design team hates. So it may make me cut this from it, but I'm just going to

Cardiff (00:41:49):

Nice try.

Ben (00:41:50):

Design, design team. If you look at it, the slide actually says Ben designed this slide on the bottom of the slide, your

Cardiff (00:41:56):

Design team disavows all participation in this. This is Ben only he has to own it.

Ben (00:41:58):

So the whole idea is, I think it's really important to create an image that communicates the essence of this idea, which is that you bridge public and private markets with some sort of financial innovation, which I'm calling our public venture funds or PVCs or VCX. But the concept is you let the companies stay private, let them innovate, let them do what they do best, and let the public investors have access through some kind of regulated entity.

(00:42:33):

And this is how I would describe the concept visually. They have other designs, which I'll show you. But anyways, I was very excited about sharing this and letting the design team hate it. Okay, next slide. Okay, this is happening now in a specific context, which is AI has changed the need to democratize markets. It's become almost a moral imperative because there's a possibility that AI grows and goes to places we never would've imagined possible. If AI becomes more like people, we have AGI, we have this general intelligence, artificial general intelligence, and we start to replace people with machines or replace workers with AI, it could radically change how people actually get paid and what they get paid for. And so it starts creating this almost existential question about who owns this AI revolution. So it's not just a problem that generally has been the case for 20 years, it's now become a problem that's specifically, it was acute at this moment in time.

Cardiff (00:43:45):

And I think in economics terms, what you're getting at here is that if AI ends up automating away a lot of human tasks, human jobs, then there's going to be enormous returns for the people who own the AIs, for people who own the companies that end up doing all the automation. But it's going to be tough, obviously for the people who lose their jobs and maybe have to retrain, have to wait it out until the economy restructures and so forth. And so if you democratize the ownership of the AI and the companies that make it, which many of which are private, then at least there's some protection for the workers who end up losing out because they might be at least invested in this company and that the gains will be more widespread. It won't just be a bunch of super rich shareholders who have access to these gains. It'll be everybody.

Ben (00:44:44):

Right. So you go to the next slide.

Cardiff (00:44:46):

I could see as I was going through it, you were like just itching. You're like, yes, I already thought of this card. Alright, let's do it. Alright. How will AI change the future? There you go. That is exactly in, this is from your design team, I take it. They came up with this conceptually.

Ben (00:45:00):

This is great. Yes.

Cardiff (00:45:01):

All right.

Ben (00:45:03):

We're back, baby. We're

Cardiff (00:45:04):

Back. Yes. No more funky bend designs. All right. This is very nice.

Ben (00:45:08):

So the way I was thinking about it is that, okay, if AI takes my job and my 401k is a hundred million dollars, maybe I'm okay with that. Maybe that's okay.

Cardiff (00:45:24):

I think so.

Ben (00:45:25):

But if AI takes my job and my 401k is a hundred dollars and these other 10 people are each worth $10 trillion, I'm not so happy. Of course. And so this is not just an economic problem, it's not just a moral problem. This is a political problem. This is a huge social problem because the people who work in the AI companies really believe we're going to get to this artificial general intelligence. They really believe it. And most people in the public don't believe it, but they're afraid. And so creating this democratic ownership is never been more important than it's today.

Cardiff (00:46:05):

Yeah.

Ben (00:46:06):

Okay.

Cardiff (00:46:06):

Great. I'm glad we front ran that one. We're in alignment on that.

Ben (00:46:09):

We're on the same page. Yeah, absolutely. Okay, next slide. I had some numbers here. I think it's interesting. It gets at both the impact and also the economic opportunity,

(00:46:20):

Which is that there are a hundred million white collar workers in America. And if you look at the kinds of work they do, I believe AI is going to do a huge part of this work. You and I have talked about this in other podcasts. I'm actually less concerned that it's going to replace people and it's going to automate everything away. I think it's going to automate some big percentage of the work. As you said, the tasks today, maybe it does less than 1% of your work, but I think over the next five years, it probably ends up doing a bigger and bigger share of your work. And these are the type of work it can do. Clearly it can do customer service clearly, it can do copywriting. Clearly you can do paralegal work. And so this type of work, even if it does a percentage of the work, it's still a lot of impact and a lot of economics and huge social consequences. So if you go to the next slide, I have done some

Cardiff (00:47:16):

By the way, I just want to note, I just want to note podcasters not on the list, so there you go.

Ben (00:47:20):

Yeah, yeah. No, we're good. Cardiff, I've done some research around this and we can debate this, but I think that you're talking about AI doing a greater and greater percentage of the work. If it does 3% of the work that's equivalent to 2 million jobs, not necessarily displacing, but 2 million, 2 million equivalent FTEs. If it does like 8%, if it does 17%, if it keeps taking a bigger, bigger share of the workforce, it creates effectively AI workers, artificial workers who are doing work. And I think we're going to see millions, tens of millions of AI copilots. And I think the practical consequence of AI is that you have a worker, human worker who has multiple AI coworkers, and the human worker does the work of 2, 3, 4, 10 times the number of workers. He used to be able to do the number of work, he used to be able to do number, the amount of work he used to be able to do. And so it's not that it's displacing all people, it's displacing some people. And I think that is the actual likely consequence. And it still has the same moral and social and economic consequences for who gets to own it. But I think the fear of this of Terminator is distracting us from the actual risk and the actual likely scenario, which is that it's going to have this huge impact on society, it's going to have huge economics, and we need to start doing things to make that a successful outcome for us, not just an unequal outcome.

Cardiff (00:49:06):

Can I just emphasize one point though, which is that something like the democratization of markets where more people have a stake in the gains from new technologies, that can be a good thing whether you get the mildest version of this scenario where AI has some effects, but they're not enormous, or maybe they're a little bit more transformative than previous technologies, but it's not this huge displacement. It's a good thing if we get that scenario, and it's a good thing if we end up with the more drastic scenario of this widespread displacement, huge societal upheavals at the workplace and things like that. So what you want both in public policies and in ideas like this is something that leads to a healthy outcome regardless. So it's plausible that you end up with this radical scenario, in which case, this is great. But even if you end up with the, frankly, also plausible milder scenario, this is still good. This is something that would've been good 30 years ago too. You know what I mean? Yeah. We don't actually have to debate this to say, well, this can be a healthy

Ben (00:50:13):

Trend. There's a spectrum possibilities. And so you and I, Cardiff, you've never seen this deck, but if you go to the next slide,

Cardiff (00:50:20):

Oh, here we go.

Ben (00:50:24):

So there is a pattern of how tech has grown. If you go back to personal computers, the amount of work it could do automated, there used to be pools of typists who would sit in the middle of the office and do all the typing. There was no Excel spreadsheets. Everything was done with actual paper. And so as technology has progressed, it can automate more and more work. And as it automates more and more work, its market share, its market potential has grown. And so made it possible. Mobile phones, mobile technology made it possible to have Uber and Airbnb and things like that. And so as you said, there's a range of possibilities. And I think the more likely possibility is AI does a lot of valuable work, and it opens up new sectors that couldn't have been automated before. And that's a multi-trillion dollar opportunity for whoever is an investor in it. So as you said, there could be existential fear or it can be great economics, but anywhere in that range, democratizing ownership is a good idea. Indeed. Okay, great. Okay, so let's get into VCX. I feel like next slide, that the questions are, okay, well, you've talked about this in concept, how does this actually work? Are you guys any good at this? And here's the design team's version of this slide. Beautiful. Of the bridge. If you look at that, that bridge is actually a biros. Okay. You see it?

Cardiff (00:51:57):

Yeah.

Ben (00:51:57):

Yeah. See how it's like, anyways,

Cardiff (00:52:00):

Very nice.

Ben (00:52:00):

Yes, they did it. I mean,

Cardiff (00:52:03):

Solid folks. Yeah.

Ben (00:52:04):

I mean, I'm good, but they're better. So anyways, so yeah, so this idea of, okay, fine, I buy the concept generally, but do I think that you guys should be the one bridging it?

Cardiff (00:52:16):

Yeah. I have a feeling people are also wondering at this point, what have you invested in that would make this specific public venture capital fund worthwhile? Right? Not just because the concept they might agree with, but have you nailed it, right?

Ben (00:52:31):

Yes. I'm so glad you haven't seen this deck, but it seems uncanny because the next slide, so the

Cardiff (00:52:39):

There's the list. There's the list.

Ben (00:52:42):

There it is. So this is the portfolio of the Innovation Fund of the public ticker VCX. And so the fund owns what I believe are the top private tech companies in the world, mean especially in America. And so what's happening with AI, if you think about AI, Openai, Anthropic, SpaceX or xAI, Databricks, these are the companies that are changing the world and the private markets, and these are the companies we've invested in. I'd love to get into some of these in more detail, but generally the takeaway if you go to the next slide here is the portfolio is heavily concentrated, heavily concentrated in these companies. What people want are the top companies. They want the AI companies and the portfolio is, well more than 90% concentrated in these top tech companies.

Cardiff (00:53:44):

And of course, at the top of the list there is Anthropic. And now I also understand, I think part of the reason you're bringing up these scenarios for AI, it is Anthropic's release recently of the latest version of Claude that has allowed these kind of agentic coding technologies to, I dunno, it's led to a lot of speculation that things really are about to change, that something is happening and that a lot more of the tasks of white collar jobs are now available to be automated than people had realized. And we kind of exist in this strange liminal space right now where there has not yet been widespread application, but in some parts of the tech world, there has been. And that part of the tech world is basically telling the rest of the white collar workforce. It's coming for you guys too. I want to be clear. We'll see. Right. But the potential for something like that to happen appears greater now than it has in the past. A lot greater now.

Ben (00:54:49):

Yeah. So our biggest position in the fund is we invested in Anthropic three years ago. Anthropic is a good metaphor for what's happening and what I think is going to happen. And so when we invested in the company, I think it had 20 or 30 million dollars in revenue three years ago, and at the beginning of last year, they had a billion dollars in revenue. The end of last year, they had 10 billion dollars in revenue.

Speaker 3 (00:55:15):

Right.

Ben (00:55:15):

Okay. It's insane. And yeah, Claude code. So you and I did a podcast in December where I was arguing, Hey man, this stuff with AI is like, it's happening. It's real. I know that people haven't experienced it mostly firsthand that they haven't seen how it's going to eat up so many of the tasks they have to do at work. But I'm closer to the work. We built this business called RealAI, which is a real estate AI vertical for real estate professionals. I'm telling you, it's here. And you're like, yeah, yeah, totally. But we don't know.

Cardiff (00:55:53):

I have shifted a little bit in your direction. My default scenario to this thing is always, we don't really know.

Ben (00:55:58):

No, no, no.

Cardiff (00:56:00):

And there's a lot of variety in how this stuff works. Different parts of the economy will move at different speeds. I think what you're doing is moving very fast in the software development world, this is clearly moving extremely fast. Other parts of the economy have specific barriers that make it harder to implement things. And in some ways you could say that those parts of the economy will actually fall behind the rest of the economy, but it also means that those parts of the economy, in some sense, the workers in those sectors are a little bit more protected. I don't mean that in a good way or a bad way, I'm just saying that the speed at which these things move is, it's not one monotonous thing. It's a whole bunch of different ways.

Ben (00:56:41):

The diffusion problem. But I'm really optimistic about the way this will play out. I think that there's a win-win possibility that's most likely, whereas that the white collar workers automate a lot of the grind and stuff they don't like to do. And that causes huge growth. They get paid more. There's growth in the economy. Actually, AI probably drives inflation down because essentially technology is a disinflationary force. So I think that there's a win-win-win outcome here. And I think people's fear is getting a little bit in the way of actually some of the good policies we should be having. But the point is, there's a range of possibilities and Anthropic showing that you can automate software development, software programming in ways that were unfathomable five years ago, which is completely the sci-fi. And

Cardiff (00:57:34):

That's your biggest investment.

Ben (00:57:35):

And that's our biggest investment.

(00:57:37):

Actually, if you go to the next slide, I actually kind of highlight this a little bit, which is that about half the fund, almost half the fund is in these sort of AI leaders, OpenAI, Anthropic, Databricks. So what we did is we concentrated the ownership or the investments in the fund in what we thought were the most transformative AI companies. And when we first invested in some of these companies, it was three years ago, no one was saying, this is what's going to happen. And so a lot of grief I get from people like, oh, why are you a good venture investor? I'm not the best venture investor, but we have a track record of making great investments to great companies. And actually, if you go to the next one, and early, by the way, early on, well,

Cardiff (00:58:27):

You had a funny appearance on CNBC at one point where I think somebody said, what's the difference between the investments you've made and somebody investing in? And you said something like, well, we were there first, or something like that.

Ben (00:58:42):

Yeah. They asked us, because other people are following us into this idea of public venture capital, I think it's going to be become a category like ETFs are category. And somebody said, oh, well, these other companies are doing this. How are you different from them? And I said, well, we did it first. So being first, it can help. There's no guarantee though. It always helps. All right, so if you look at the next slide, historical performance, which is the most regulated part of everything I'm going to have to say. But the point is, our historical performance over the last year, and actually even in the last month and a half, has been really good. And it's because of the companies that we own. I mean the companies that we invested in are just doing all the work. All we did was just invest in them.

Cardiff (00:59:32):

Nothing surprising about this slide given the names that you just showed on the list and the fact that you were already there. So yeah,

Ben (00:59:37):

It's awesome. It's awesome. Okay, next slide. Just a little bit about the size of the fund. The fund is more than 550 million getting on 600 million. So it's a meaningfully sized fund, but one of the biggest difference, maybe the biggest difference between our fund and a normal venture fund, we have almost a hundred thousand investors in the fund. A normal venture fund actually is limited. You're not allowed to have more than a hundred investors in a venture fund and still be a private fund. There's a rule. And so the idea that we democratize investing into these companies and they're pre IPO, maybe SpaceX goes public, maybe OpenAI goes public, but our a hundred thousand investors invested before. That is completely novel. And I think exactly the type of things we're all about.

Cardiff (01:00:31):

Excellent.

Ben (01:00:32):

Alright, so okay, let's get going diving deeper here. So here's some interesting stats that you may or may not know, but so the AI companies are growing faster than private tech companies have ever grown. I think in history, your next slide. So if you look at public tech or just other types of tech companies, they're growing like 15 to 25% a year. And the ai, different kinds of AI tech companies are growing hundreds of percent a year, just way faster. Way faster. And those AI companies that are growing hundreds of percent a year, they're private. Are we looking at valuations here or revenue? Revenues growth, growth in their revenue. So if I go to the next slide. So here's a really fun stat about VCX. So VCX holds a portfolio of private companies, private tech companies. QQQ owns a portfolio of public tech companies. The weighted average growth rate of revenue of QQQ was 25% in 2025. So the companies that QQQ owns on a weight leverage basis grew 25% last year in their revenue. And in VCX it grew 193% in 2025. So way more growth.

Cardiff (01:02:03):

That I should say is not as surprising. I mean are young-ish tech companies, whereas I mean the S&P 500 is the biggest companies in the country and those are established companies. You know what I mean? That makes sense. This is sort of what you'd hope to be able to capture in something like this.

Ben (01:02:21):

Right? I mean, if I think about, as you said, more systemically, less about the specific companies, the idea of creating a way for people to invest in younger, faster growing, arguably higher risk companies. You can gamble, you can do online speculation about betting about what's going to happen in the future with Polymarkets and all these sort of high risk things, but you can't invest in these high risk, high growth companies. That doesn't make sense. It just doesn't make sense. So right now, this is our growth in our portfolio, but it could change. But I think in general, younger companies grow faster.

Cardiff (01:03:05):

Of course, this by the way is part of the imbalance that you're trying to address with something like this, right?

Ben (01:03:09):

Okay. Hey, go to the next slide. I'm going more and more into the weeds here, but here's just some stats for people who are the financial, we're in the public markets. Lots of public market investors want financial details. So his is more granularity, which is here's the growth rate of our portfolio versus QQQ's portfolio. It's on a weighted average basis. And so VCX grew seven times faster than QQQ. There was a slightly higher revenue multiple than QQQ, but it's something like you're paying maybe a 60% higher multiple for seven times more growth. So you're just getting a better price per growth. I mean, growth companies traditionally

Cardiff (01:03:56):

Anyways have higher multiple. So that's fine. That's normal.

Ben (01:03:59):

Yeah, it is. Just the question is when we get later down to the question of where should it trade, I think part of it is how do you price the growth?

Cardiff (01:04:08):

Right? Okay.

Ben (01:04:10):

One more really weedy thing, and we probably we will move on too much, but the point is that VCX is way more concentrated. Our top 10 companies are 75-ish percent of the portfolio. And QQQ, the top 10 companies are 48%. And so it's a very concentrated investment in what we think are the great companies. People may think that's smart, people may think that's not smart, but it's just like that's what we're offering.

Cardiff (01:04:39):

Or it's not so much about smart versus not smart as it's riskier the way we traditionally understand risk. This is riskier to have a more concentrated portfolio.

Ben (01:04:49):

I think, hey, for my compliance folks and regulators, there's a lot of risk investing in private companies in any specific investment portfolio. And all of these returns you're seeing, past performance is not indicative of future results. I said it, I want everybody to understand there's risk, there's uncertainty. Here we go.

Cardiff (01:05:12):

Listen, compliance and the lawyers are going to be thanking you for saying that. Absolutely.

Ben (01:05:16):

I'm glad I said that. Okay.

Cardiff (01:05:17):

Okay.

Ben (01:05:18):

So now when I get into it, this is the last slide is about a Q and A. And so if you go to the slide after this one, I have some Q and A. And so I anticipated the question you're going to ask, which is basically about how do we think about this being priced in the markets? How do public venture capital funds end up getting received by the market? And so if you go to the next slide, that's what I'm trying to frame it. And so

Cardiff (01:05:49):

How will this trade?

Ben (01:05:51):

How will this trade? How will the market understand it? And so one of the things when we announced this to our Fundrise investors at a hundred thousand investors in the fund, approximately, most of them dumped it into ChatGPT and asked ChatGPT, how should I think about this?

(01:06:10):

And I think ChatGPT misled them. So novel ChatGPT or any AI model. I love it, I love chat. We're investors in OpenAI. But what happens is it is a backwards looking product in a sense that you get the average of the history. And so it looked at this concept of a public venture capital fund and said, well, the regulatory wrapper is a closed-end fund that lists a listed closed ended fund. And most people probably never heard of a listed closed-ended fund, but ChatGPT has. And it said, oh, this is a listed closed ended fund, and so it will trade like a listed closed-ended fund. And I'm like, no, I don't think it will. But that was the most common question or misconception. And so I want to answer that question. It is a more granular way of answering the question you ask, which is how do you think the public market's going to think about it?

Cardiff (01:07:05):

To be clear, closed-end funds traditionally trade at a little bit of a discount, a little bit of a penalty to the underlying assets that they're invested in to the net asset value, right.

Ben (01:07:19):

You know more than most people.

Cardiff (01:07:20):

Yes. But the reason I also, I know that, but the reason I bring this up is also because the question in my mind was the portfolio companies that the Innovation Fund is invested in, those companies remain private. And so the fund itself will have a lot of transparency, but you're still not going to have the public market transparency in those portfolio companies themselves. And so I was wondering if there would be a kind of penalty in the trading of this fund once it's on the public markets, just because of the disparity there between the transparency you usually get with a company that's listed on the stock market versus the portfolio companies that this public fund is invested in.

Ben (01:08:06):

Right, right. So I mean, you're the best. Cardiff.

Cardiff (01:08:11):

Oh, thank you. I'm just asking questions here.

Ben (01:08:12):

You're asking the right questions. And so yes, so closed ended funds typically trade at a discount to their nav, and that is what is the risk of us listing the fund and may trade at a discount to nav. And that's very common. And the average closed ended funds traded at about a five to 7% discount in January last month. So that will give you a sense of how much the market will discount on average closed ended funds. But let's just talk about closed ended funds. This is exactly what ChatGPT said. And so we go to the next slide.

Cardiff (01:08:52):

But ChatGPT is right about that. Traditionally closed-end funds, right? Do trade at the, okay, so that's right.

Ben (01:09:00):

ChatGPT was right about closed-end funds.

Speaker 3 (01:09:03):

Okay. Alright.

Ben (01:09:04):

So what is a closed ended fund? A closed ended fund is a fund that typically holds public stocks and public bonds. And I asked ChatGPT, what are the most common holdings of a closed ended fund? And it was Microsoft, Apple, Amazon, Alphabet, Nvidia, Meta. So it's public stock. So you basically take a public stock that you can buy and wrap it in another vehicle that has a fee load of maybe one or 2% a year. So it trades at a discount because basically you're buying the exact same thing you can get in the public markets with more expense load. So it's not surprising to me that a closed end fund would trade at a discount to nav because the NAV is you could, in an efficient market, you can get that nav, you're losing a small cut, you're losing a small cut of it, and there's 383 listed closed-end funds, okay? A PVC or a private venture fund, it holds private tech companies. So like SpaceX, OpenAI, Databricks, Anthropic, Anduril, Ramp. So that is such a different portfolio than MAG seven than public tech. And so when they say, oh, but it's like it trades a discount, I say, well, we don't really know because the assets are so different. Ultimately it wants to trade based on the market's expectations of those assets. I mean, the regulatory wrapper is kind of irrelevant, should hopefully, should be irrelevant. And that's actually often been the case with other inventions like the ETF is just a reinvention of a mutual fund. A money market fund is actually reinvention of a mutual fund too.

(01:10:48):

And they became normalized and people don't think of them as a form of mutual fund. And this is also a 40 Act fund structure. You just reinvent the kind of assets it holds, the kind of parameters you follow. And I think we'll create this category of PVCs and I think they'll trade different from closed-end funds, normal closed-end funds, how they trade, I don't, but I think that they're going to be seen as a different asset class for logical reasons.

Cardiff (01:11:20):

And in terms of what you think the Innovation Fund or VCX is going to do, how do you think it's going to stand out or differ from these traditional closed-end funds in terms of how it ends up trading given the comparison that you just made?

Ben (01:11:34):

Well, okay, so that's something I'm not allowed to say. Okay, but let me keep going here.

Cardiff (01:11:41):

I never know when I'm tripping the wires here.

Ben (01:11:44):

No, you can ask. I just have to be very careful.

Cardiff (01:11:46):

All right, fair enough, fair enough.

Ben (01:11:47):

Okay, great. So yeah, so if you go to the next slide, the question you're asking is should the PVC or should private companies

Cardiff (01:11:55):

Trade, right? That's basically what I'm asking.

Ben (01:11:56):

Should it trade at a premium or discount? And so what I want to do, this is the regulatory learning I have.

Cardiff (01:12:01):

This is the tricky part,

Ben (01:12:03):

Is that you want to present a balanced answer,

Cardiff (01:12:06):

Okay?

Ben (01:12:08):

And also, I'm going to walk through this, but I'm going to basically, if you go to the next slide, I'm going to talk about it generally, okay? Not necessarily VCX

Cardiff (01:12:17):

You go basically talk about it generally, I won't even, in this case, I won't follow up. I know this is where things get a little,

Ben (01:12:24):

No, actually it's great if you follow up. You can say whatever you want. I just have to be really careful. So the first thing is we keep saying net asset value or nav. I want to make sure people understand what that is,

Cardiff (01:12:34):

Please.

Ben (01:12:35):

And so the net asset value is all of the assets of the company.

(01:12:40):

And so in our case, it's the private company investments, it's some liquid assets, cash, and you add up the value of all those things, and that's your total value or your net asset value because you might have some liabilities, maybe you borrowed some money. So that would be deducted from the net value of the fund, and that's net asset value. Okay? So now we say, okay, we understand the math of it, but now let's get sort of inside of that. So if you go to the next slide, this looks at the net asset values of VCX, and you see, as you said, it's super concentrated in these handful of companies, 10, 15 companies that we think we're really excited about. And if you go to the next slide, you sort of say, how do we marketing these companies, these investments in these companies? And generally we mark or we hold the value of them based on where the venture funds price them in the last round. So Anthropic just raised a round Databricks just raised a round, OpenAI just raised a round, when they raised a round, you get a share. We often invest in those rounds, but you get a share price that a share price is the price by which we generally hold the value of the stock in the portfolio. We say, what's the nav of VCX or any other kind of fund like ours, it would the combined value of the shares plus cash and plus any liquid assets. And so understanding that essentially the nav is the private market pricing of the companies.

Cardiff (01:14:28):

One easy way to think about this is with a hypothetical. So if there's a closed end fund and it owns, I don't know, I'm making things up here, but one share of a company that's worth $50 and a share of another company that's also worth $50, the net asset value is a hundred dollars. So if the closed end fund is trading at $95, it's trading at a 5% discount to the underlying net asset value.

Ben (01:14:54):

Yes. Yes. Okay. So now let's go to the next slide. I think this gets to the question.

Ben (01:14:59):

So I'm going to try to argue a balanced approach, which is that it could trade at a premium or could trade it a discount. So why should a public venture capital fund trade at a premium? So here are the arguments for a premium. The biggest one is a liquidity premium. So you have the same assets or very, very similar assets as a private venture fund, but instead of being locked up for 10 years, it's liquid daily.

(01:15:31):

So normally if you're going to be locked up for 10 years, you're not going to get your money for a decade. You want to get higher returns, you want to get some kind of premium for being locked up. And so they call it typically illiquidity discount or a liquidity premium. And so that's a huge difference. And I would argue, okay, if public venture funds traded a premium, it's partly probably because they're more liquid. That's one. Makes sense. There's two. Number two is scarcity premium. So the top private companies are really hard to get shares in really hard. It can depend on the company, but in a typical round in a great company, there's more venture fund investors who want shares than the company will have available. And so they have an allocation. Trying to get an allocation requires relationships and lobbying and trying to do things that help the company. And so getting an allocation can be really difficult. I get emails virtually every day from big funds offering to buy our shares in our private companies. Hey, I'm a sovereign wealth fund in Singapore and I want to invest in this company. You want to sell 300 million dollars of your company. And so it's really hard to get these shares. And typically if you get them, you don't sell them. And if you want to buy them from somebody who has them, you're going to end up paying some sort of scarcity premium.

Cardiff (01:17:04):

That makes sense. It's something that you can't get, now you can get it. So you're willing to pay a little bit more because it's available now.

Ben (01:17:11):

And you're talking about getting it in the most efficient way in the planet, which is public markets, super efficient versus super inefficient.

(01:17:18):

And that's my next point. So there's an efficiency premium because people don't realize they don't have any point of, they don't have any really experience with private companies, but when we're trying to invest in a company, first thing, they only raise money maybe once a year, once every other year. They only raise money once in a while. The existing shareholders generally don't sell. If they sell, it requires company approval. Company approval often requires board approval. Oh, you need to be investing a large check to get, typically you're investing millions and tens of millions to get a chunk of shares. These don't go in small quantum, quanta, quanta, quanti. So you're like, maybe typically our investments are in the millions of dollars. And then there's all these lawyers involved, they're reading, there's subscription documents, there's all these, I mean, there's documents. So it's a long process. Taking months costs a lot of money. It takes a lot of approval. So it's a very inefficient process in the private markets, public markets super efficient. So I would argue an efficiency premium between these two markets.

Cardiff (01:18:31):

These all make sense. And we're also, I think speaking about it in the sufficiently abstract terms that people will sort of get the point.

Ben (01:18:38):

Yeah. Yeah, I mean, again, I'm talking about public venture capital funds, not necessarily VCX. I'm just saying generally I think how the sector will come to be understood as a category.

(01:18:48):

The last point is that, and this always blows the mind of the people in the tech industry, you're getting these companies without paying carried interest. You can't get into these best companies get into Ramp, which has been growing like crazy, and they put their numbers out so it's easier for me to talk about their a hundred percent annual growth last year, you typically paying 20 30% of the upside. So the idea that you're not, and you're buying it for 18 bucks a share versus millions to get in, that's so crazy. Honestly, for the last year when I've told venture players, here's our portfolio, they don't believe me.

They're like, it is impossible. It's impossible you did this. So anyway, so those are the reasons why it may trade at a premium. But there are definitely, if you go to the next slide,

Cardiff (01:19:43):

Yeah, here comes the other side, although we already talked about a couple of these, but yeah,

Ben (01:19:47):

This, and there could be more, right? Right. I mean, we don't know how it's going to trade, but it could trade at a discount, as you said. And so I think that the big ones are, I think the biggest one is that sentiment is highly volatile and expectations can change. So if a month ago everybody thought AI was a bubble, I think that it could have been received poorly. People, oh, AI is overpriced, these companies are overpriced. We don't think this is right. And now everybody's gotten all excited again, and AI has gotten really hot, but the sentiment for the portfolio could really affect the price of how it trades.

Cardiff (01:20:28):

Yeah,

Ben (01:20:28):

Okay. Makes sense. The second one is that they might say, okay, VC funds are investing in these companies at X price, X valuation of the company, but we think that private market's overpricing it. And that definitely happens. That definitely happened in 2021, and it happened in public markets too, but just because the private market is pricing it that way, doesn't mean the public markets agree and doesn't mean that it's a good price. It just means that's how private markets are pricing it. And so you could have a market failure in pricing.

Cardiff (01:21:01):

These first two. By the way, these first two items here on this list, these are pretty standard. These are well known. Is something overvalued? Is it undervalued? It's part of that universe of is it attracting too much attention? That kind of thing. This is understandable, and this is just about trying to arrive at the right price. Am I investing in this at the right valuation?

Ben (01:21:25):

And I kind of expect it to go up and down so it could trade it at a premium and then it could trade a discount, could trade a discount, could then trade at a premium. People's sentiment and expectations change a lot. And so even if it traded one way, it doesn't mean it couldn't change. And so at some point, probably over the life of the fund, it will trade at a discount and may trade at a premium. And so you should expect unexpected.

Cardiff (01:21:51):

How many times can we say it? Podcast is not investment advice, right? Go

Ben (01:21:56):

Ahead. Yeah. And then the two, there's two or three that are more specific to a fund. Do you think the fund manager is good at their job? Do you think they have good compliance? Do you think they're marketing the assets at the right NAV, right nav? Do you think they're investing in the right companies?

Do you think that if they raise money, will they invest in more good companies? So there's very specific or idiosyncratic reasons why one PVC might trade at a premium or discount. If you look at closed-end funds, some closed-end funds do trade at a premium, and that's because there's trust in the manager or trust in the assets. And so the market, I expect that the market will take some time to decide. It's not going to come out of the gate with something really new and know the answer. And so one of the fun things about being a pioneer is that you'll get punished in the short run normally hopefully rewarded in the long run. So we're going to go out and do something that the markets will, there's going to be activists, there's probably going to be people shorting it. There's going to be people who are critical. Hopefully Matt Levine writes about us. And so it's going to be wild. I mean, it is really anybody's guess what's going to happen. All right.

Cardiff (01:23:12):

Very part of the excitement. Very

Ben (01:23:14):

Excited. Yeah, that's the end of my presentation. We're trying to create this category of PVCs, and so it's going to be a wild ride.

Cardiff (01:23:25):

Well, I think we covered all our bases, but is there any final thing you want to leave listeners and viewers with? The one thing you really want to emphasize about what's going to happen soon or depending on when they see this, what's just happened and why it's so meaningful?

Ben (01:23:42):

Well, I mean, I am just hoping that people believe in the concept of democratizing markets and that they see the need and the rationale. For me, it's less about price. I mean, I think it's more about change. And I'm hoping that we can change the way the markets work is the public markets have become all lotted. The logic of democratizing investment has broken down because of the way that the systemic issues with private markets and private markets and the barriers that have grown over time. And I'm hoping that we tear those down, and I'm hoping people want to be part of that change.

Cardiff (01:24:20):

Yeah. Well, I got to say it was a super compelling presentation. I have a feeling that viewers are going to find it every bit as enticing and interesting as I did, so. All right. Good luck.

Ben (01:24:31):

Onward.

Cardiff (01:24:32):

You have been listening to Onward, the Fundrise podcast featuring Ben Miller, CEO of Fundrise. I'm Cardiff Garcia of the Economic Innovation Group and host of the New Bazaar podcast. We invite you again to please send your comments and questions to onward@fundrise.com. And if you like what you heard, rate and review us on Apple Podcasts, and be sure to follow us wherever you listen to podcasts. Finally, and for this episode, this is especially important to point out. For more information on Fundrise sponsored investment products, including relevant legal disclaimers, please check out our show notes. Thanks so much for listening, and we'll see you next episode.

Commercial (01:25:11):

It was the stock market that started history's greatest wave of wealth creation from factory workers in Detroit to farmers in Omaha. Anyone could own a piece of the great American companies, but today our most innovative companies are staying private longer, which means everyday Americans are missing out until now. Introducing VCX, the public ticker for private tech.

FUNDRISE

Dear Innovation Fund Shareholders,

We're excited to inform you that the shareholders of the Fund have overwhelmingly voted in favor of moving forward with the public listing.

We'd like to thank everyone who participated in the vote, which included nearly 75% of outstanding shares — a remarkably high number when compared to traditional public voting processes that often see less than 30% participation from individuals. This impressive level of engagement serves as further evidence of the strong investor community we've worked to build together since day one.

Shareholder vote results

Measure	Result	Percent in Favor*
1. Public Listing Authorization	Approved	80%
2. Management Fee Adjustment	Not Approved	62%
3. Six-Month Lockup Period	Approved	74%

** Rounded to the nearest whole number*

It's worth noting specifically that while the proposed management fee adjustment *did* receive a majority vote in favor, this measure in particular required 2/3rds support and therefore was *not* approved.

Despite our beliefs that such an adjustment was reasonable, ultimately (as has always been the case), we will plan to move ahead with what we feel is in the best interest of investors.

For those who are curious, we've also published an in-depth Shareholder Vote Transparency Report with additional details about the results for each measure.


FUNDRISE
INNOVATION FUND
Investor Day
TUNE IN LIVE ON FEB 26

Innovation Fund Investor Day

We're also excited to announce that we will be hosting our first ever **Fundrise Innovation Fund Investor Day on Thursday, February 26th at 2:00 PM ET.**

This will be an opportunity to hear directly from our leadership team about:

- Our vision for the Innovation Fund, or "VCX"
- What to expect as a shareholder of a publicly traded venture fund
- Our investment strategy and portfolio outlook going forward

This event will be open to all investors via livestream on GetVCX.com and the Fundrise YouTube channel.

Looking ahead

Thank you for your continued trust and support. We're excited to embark on this next chapter together.

If you have questions before Investor Day, please don't hesitate to reach out to our investor relations team at investments@fundrise.com.

Onward,
Ben & the entire Fundrise team

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For informational purposes only and not an offer to sell or a solicitation to buy any security. Any statements regarding anticipated timing, next steps, or a potential NYSE listing are forward-looking, subject to risks and uncertainties, and may change; an authorized listing remains subject to applicable requirements and NYSE approval. Vote results are based on shares held as of the record date.

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FUNDRISE

New portfolio company: Loyal, developing the first FDA-approved drug to help dogs live longer


loyal

We are pleased to announce the Innovation Fund has added a new portfolio company: Loyal, a biotechnology company developing the first FDA-approved drugs to extend healthy lifespan in dogs. Founded in 2019 by Celine Halioua, Loyal has completed the two most significant FDA approvals for its lead drug candidate, clearing the significant scientific and regulatory hurdles. We believe this investment positions the Fund to participate in a potentially blockbuster drug — ***How many people want their dogs to live longer?***

A $100M Series C and regulatory momentum

In February 2026, Loyal announced a $100 million Series C led by age1, the longevity-focused venture fund. This funding follows Loyal's selection for the **2025 Forbes Next Billion-Dollar Startups** list, an annual showcase of the 25 venture-backed companies most likely to reach a $1 billion valuation.


Celine Halioua @celinehalioua · Feb 11
this raise comes after we overcame the key biotechnical risks for an FDA-approved longevity drug:

FEB '25: FDA conditional efficacy approval ✅
JUL '25: 1,300+ dogs enrolled in our pivotal lifespan extension trial ✅
DEC '25: FDA safety approval ✅

3 1 41

Celine Halioua @celinehalioua · Feb 11
the "only" major work remaining is FDA manufacturing approval - complicated, but all ultimately controlled + solvable.

this capital will fund Loyal's direct commercialization of LOY-002 & development of our drug pipeline

2 26 905

Celine Halioua @celinehalioua · Feb 11
over 14 million senior dogs - 15% of the dogs in the USA - will be eligible for LOY-002. our product pipeline expands potentially eligible dogs to over *50* million

the demand from dog owners & veterinarians is relentless, and if you've ever loved a dog, the need is evident.

1 1 20 723

The financing follows a year of significant regulatory progress. In February 2025, the FDA's Center for Veterinary Medicine accepted Loyal's Reasonable Expectation of Effectiveness (RXE) package for LOY-002. **This marked the first time the FDA has formally signaled that a drug could be approved with a lifespan extension claim in any species.** In December 2025, the FDA accepted Loyal's Target Animal Safety (TAS) submission, which included data from over 400 dogs showing no clinically significant adverse effects even at five times the intended dose.

With efficacy and safety requirements complete, Loyal has satisfied two of the three major components needed for Expanded Conditional Approval (XCA) and de-risked a critical aspect of the business. The remaining requirement, demonstrating consistent manufacturing at scale, is operationally complex but does not carry the same binary scientific risk as clinical drug approval. As Halioua described it: "complicated, but all ultimately controlled and solvable." The hard part is done; what remains is execution.

Company overview

Loyal is developing three prescription drugs targeting the biological mechanisms of aging in dogs.

- **LOY-002**, Loyal's lead product, is a daily beef-flavored tablet for senior dogs aged 10 and older weighing at least 14 pounds. The drug addresses age-associated metabolic dysfunction, the gradual decline in metabolic health that leads to disease and reduced quality of life in aging dogs. LOY-002 mimics some of the effects of caloric restriction, which has been shown to extend lifespan in multiple species, without reducing appetite or requiring owners to restrict their dogs' food intake. As Halioua explained: "How we domesticated dogs was sharing meals with them; losing that can actually really impact the dog-human bond."
- **LOY-001** and **LOY-003** target large and giant breed dogs, which have significantly shorter lifespans than smaller dogs due to elevated levels of IGF-1, a growth hormone. LOY-001 is a long-acting injection administered by veterinarians every three to six months; LOY-003 is a daily pill targeting the same mechanism. Both drugs aim to reduce IGF-1 levels in adult dogs to extend healthy lifespan.

This Forbes profile offers a behind-the-scenes look at Loyal's mission and the STAY study, the largest clinical trial of its kind in animal health. Halioua explains how treating aging in dogs could provide a blueprint for the future of human medicine.

The double-blinded, placebo-controlled efficacy trial for LOY-002 has enrolled over 1,300 dogs across 72 veterinary clinics nationwide and will provide data on LOY-002's impact on lifespan and quality of life compared to placebo, supporting Loyal's application for full FDA approval.

Investment rationale

Loyal is positioned to define and own a new category: ***FDA-approved longevity therapeutics***. Now that efficacy and safety requirements are behind them, LOY-002 is on track to become the first drug ever approved for lifespan extension in any species, not as a treatment for a specific disease, but as a proactive intervention against aging itself. In a global pet care industry measured in the hundreds of billions of dollars, no company has yet established this position. And the timing matters: longevity medicine barely existed a decade ago; now it's attracting significant institutional capital.

The market opportunity is substantial and growing. According to the American Pet Products Association (APPA) the U.S. pet industry reached $152 billion in 2024, with 94 million households owning at least one pet and 51% of US households owning a dog. Veterinary care alone accounts for over $40 billion annually. Unlike human healthcare, veterinary medicine operates largely outside insurance reimbursement structures—pet owners pay out of pocket, and they routinely spend on interventions that promise health or longevity benefits. Over 14 million senior dogs in the United States will be eligible for LOY-002 upon approval. Loyal's broader pipeline could expand that addressable population to over 50 million dogs.

Beyond the near-term pet health opportunity, Loyal is building expertise at the intersection of aging biology and regulatory science. These capabilities could generate meaningful translational insight into human longevity. Dogs share environmental factors with their owners, develop similar age-related diseases, and have lifespans short enough to study within practical timeframes. Success in dogs would not only validate the science but also establish a regulatory and commercial playbook. As Halioua put it: "If we're able to do something helpful for dogs, I think we're going to learn a lot about how to do something helpful for humans, too."

Looking ahead

Loyal expects to submit its manufacturing package to the FDA in 2026, which would begin an approximately six-month review process. Once accepted, Loyal could then submit its Expanded Conditional Approval (XCA) application. If that application is approved, LOY-002 is then conditionally approved for sale.

The company recently launched a merch store with 100% of proceeds benefiting Muttville, a San Francisco-based senior dog rescue where Halioua adopted her late Rottweiler, Della. The gesture reflects the company's mission orientation and the depth of the market they're serving.

Celine Halioua @celinehalioua · Feb 11

but wait... there's more!

to celebrate, we are launching our very first LOYAL MERCH STORE

all profits go to @Muttville senior dog rescue. check it out :)

merch.loyal.com


OUR FIRST DROP
Save the dogs, save the world.
STDSTW tee
$25.00
STDSTW hoodie
$60.00
STDSTW tote
STDSTW water bottle
9:41
loyal
INTRODUCING
Loyal merch
Shop now
Our mission
OUR FIRST DROP
Save the dogs,
ALL PROFITS DONATED
Every purchase directly supports dogs who need us most.
Learn about Muttville
Save the dogs

7 · 7 · 61 · 3.5K

As Halioua wrote announcing the Series C: ***"Six years ago, I founded Loyal to develop the first FDA-approved drug for lifespan extension. That North Star has never changed; what has changed is how close we are to achieving it."***

We believe Loyal represents a rare combination: a company addressing a large, emotionally resonant market with demonstrated regulatory progress, strong institutional backing, and a founder who has executed against an ambitious and technically demanding vision. We are excited for the Innovation Fund and its shareholders to participate in this journey.

P.S. For dog lovers out there, we'll be sure to keep you updated if and when Loyal's products become widely available. You can also sign-up directly on Loyal's website.

Innovation Fund Shareholder Vote

We recently announced that we plan to take the Innovation Fund public, under the ticker VCX, as early as March. As part of that, we are soliciting a shareholder vote.

Vote now →

There are no guarantees investment holdings of the Fundrise Innovation Fund will be successful or perform similarly to the company featured.

An investment in the Fund is subject to, among others, the following risks:

- Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop. Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund's Limited Liability Company Agreement (the "LLC Agreement"). Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at a Shareholder's option nor will they be exchangeable for Shares or shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares. Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

- If a Shareholder is able to sell its Shares outside the repurchase process, the Shareholder likely will receive less than the then-current NAV per Share.

- There is no assurance that distributions paid by the Fund will be maintained at a certain level or that dividends will be paid at all.

- The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

- A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder's original investment.

Investing in Shares is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the fund. To obtain fund performance click here. The fund's most recent schedule of investments is available here.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company that is operated as a "tender offer fund".

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

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Wednesday - February 18, 2026 | View Online

STOCK ANALYSIS

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$VCX: The public ticker for private tech


VCX
BY FUNDRISE
The public ticker for private tech℠

For generations, everyday Americans could own a piece of the best companies on earth thanks to the U.S. stock market.

Today, however, many of the most important technology companies — from space exploration to AI research — are staying private longer, which means everyday investors are being left behind.

Until now.

Introducing: **VCX by Fundrise, the public ticker for private tech**. With VCX, anyone can own a piece of tomorrow's great tech companies, today.

Visit getvcx.com for more info.

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Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the fund's prospectus at getvcx.com. Read them carefully before investing.

60s Script

Support for the show comes from VCX: the public ticker for private tech.

For generations, American companies have moved the world forward through their ingenuity and determination.

And for generations, everyday Americans could be a part of that journey through perhaps the greatest innovation of all: the U.S. stock market.

It didn't matter whether you were a factory worker in Detroit or a farmer in Omaha, *anyone* could own a piece of the great American companies.

But now that's changed.

Today, our most innovative companies are staying private rather than going public. The result is that everyday Americans are excluded from investing and getting left further behind while a select few reap all the benefits.

Until now.

Introducing: VCX: the public ticker for private tech.

VCX, by Fundrise, gives everyone the opportunity to invest in the next generation of innovation, including the companies leading the AI revolution, space exploration, defense tech, and more.

Visit getVCX.com for more info. That's "get V…, C…, X… dot com"

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at GetVCX.com. This is a paid sponsorship.

30s Script

Support for the show comes from VCX: the public ticker for private tech.

The U.S. stock market started history's greatest wave of wealth creation.

From factory workers in Detroit to farmers in Omaha, anyone could own a piece of the great American companies.

But today, our most innovative companies are staying private longer—which means everyday Americans are missing out.

Until now.

Introducing VCX: a public ticker for private tech.

Visit getVCX.com for more info. That's "get V…, C…, X… dot com slash Prof G"